Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
August 24, 2010
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, NE, Mail Stop 4628
Washington, D.C. 20549-3628
Attn: Evan S. Jacobson
Re:	Superior Well Services, Inc. Schedule 14D-9, filed August 12, 2010 (File No. 005-85521)
Dear Mr. Jacobson:
     On behalf of Superior Well Services, Inc. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 20, 2010, regarding the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Commission on August 12, 2010 (the “Schedule 14D-9”). Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. In addition, the Company plans to file the enclosed Amendment No. 1 to the Schedule 14D-9 today with the Commission by electronic submission. Any terms not defined herein shall have the meanings set forth in the Schedule 14D-9.
Item 2. Identity and Background of Filing Person, page 3
1.	On page 3, you state that “[t]he foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal.” We note similar language elsewhere in the Schedule 14D-9. Please revise such statements to eliminate the suggestion that the summary provided is not materially complete. We will not object if you suggest that investors see the exhibit for the complete terms of the agreement.

The disclosure appearing on page 3 of the Schedule 14D-9 has been revised in response to the Staff’s comment. In addition, each of the following disclosures has also been revised in response to the Staff’s comment:
(i)	The disclosure appearing in the second paragraph under the heading “Reductions for Parachute Payments” on page 7;

(ii)	The disclosure appearing in the first paragraph on page 9;

August 24, 2010

(iii)	The disclosure appearing in the fourth paragraph under the heading “Representation on the Board of Directors” on page 10;

(iv)	The disclosure appearing in the second sentence of the first paragraph under the heading “Arrangements between the Company and Parent and Purchaser — Merger Agreement” on page 10;

(v)	The disclosure appearing in the third sentence on page 11;

(vi)	The disclosure appearing in the third paragraph under the heading “Opinion of Simmons” on page 20; and

(vii)	The disclosure appearing in the first sentence in the second paragraph under the heading “Appraisal Rights” on page 28.
2.	On page 4, you state that “[a]ll information contained in this Schedule 14D-9 or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Parent to disclose events or circumstances that may have occurred and that may affect the significance, completeness or accuracy of such information.” Although you may include appropriate language about the limits on the reliability of the information, you may not disclaim all responsibility for its accuracy or completion. Please revise.
The disclosure appearing on page 4 of the Schedule 14D-9 has been revised in response to the Staff’s comment.
Arrangements between the Company and Parent and Purchaser, page 10
Merger Agreement, page 10
3.	We note your statement in the second sentence of the second paragraph of this section that "[t]he Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC.” We also note your statement in the third sentence of the second paragraph of this section that “the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to the Company or Parent.” The merger agreement was filed as an exhibit to a publicly filed document. Please revise to remove the implication that the referenced merger agreement and the summary thereof do not constitute public disclosure upon which security holders may reasonably rely. See Exchange Act Release No. 34-51283 (March 1, 2005).

August 24, 2010

The disclosure appearing on page 10 of the Schedule 14D-9 has been revised in response to the Staff’s comment.
Item 4. The Solicitation or Recommendation, page 11
Reasons for the Recommendation of the Board of Directors, page 16
4.	This section refers to a wide variety of factors considered by your board of directors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A, however, require that the actual reasons be stated to explain the board’s position. Please revise this section to clarify which of the factors are in fact reasons in support of your board’s decision to recommend that stockholders accept the tender offer.
The disclosure appearing on page 16 of the Schedule 14D-9 has been revised in response to the Staff’s comment.
Projected Financial Information Regarding the Company, page 19
5.	In the second paragraph of this section, you refer to the unaudited projected financial information and state that “[n]one of the Company, Parent, Simmons or their respective affiliates assumes any responsibility for the accuracy of this information.” Please revise to remove the suggestion that you do not bear any responsibility for disclosure in your Schedule 14D-9.
The disclosure appearing on page 19 of the Schedule 14D-9 has been revised in response to the Staff’s comment.
Item 6. Interest in Securities of the Subject Company, page 25
6.	We note your statement that “[o]ther than in the ordinary course of business in connection with the Company’s employee and non-employee director benefit plans,” no transactions with respect to the shares have been effected by the company or, to the knowledge of the company, by any of its executive officers, directors, affiliates or subsidiaries during the past sixty days. Item 1008(b) of Regulation M-A requires the disclosure of “any” transaction in the subject securities during the past sixty days. Please revise to provide all disclosure required by Item 1008(b) and to remove the language that suggests that you have not provided all required disclosure.
The disclosure appearing in Item 6 of the Schedule 14D-9 has been revised in response to the Staff’s comment. We have not included any disclosure regarding shares of restricted stock that have been forfeited by any employee who is not an executive officer or director of the Company if such forfeiture arose as a result of such employee’s failure to satisfy the applicable vesting requirements of such restricted stock. In addition, we have not included any disclosure regarding shares that were withheld by the Company in order to pay applicable taxes for retiring employees who chose to sell their fully-vested shares. As such forfeitures and withholdings occurred pursuant to the terms of existing employee benefit plans, it is our view that such forfeitures and withholdings do not constitute “transaction[s] in the subject securities” as required by Item 1008(b) of Regulation M-A.
     In addition to the Company’s responses to the Staff’s comments set forth above and in the enclosed Amendment No. 1 to the Schedule 14D-9, the Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9, (2) neither the Staff’s comments nor the Company’s changes to disclosure in response thereto foreclose the Commission from taking any action with respect to the filing, and (3) the

August 24, 2010

Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding this letter or the enclosed Amendment No. 1 to the Schedule 14D-9, please do not hesitate to contact me. In addition, please feel free to contact Brett E. Braden at (713) 546-7412 or Michael E. Dillard at (713) 546-7414, both of Latham & Watkins LLP.

Sincerely,
/s/ Thomas W. Stoelk
Thomas W. Stoelk
Vice President & Chief Financial Officer

Enclosure
cc:	Laura W. Doerre - Nabors Corporate Services, Inc. Brett E. Braden - Latham & Watkins LLP Michael E. Dillard - Latham & Watkins LLP Charles J. Conroy - Milbank, Tweed, Hadley & McCloy LLP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
SUPERIOR WELL SERVICES, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
86837X105
(CUSIP Number of Class of Securities)

David E. Wallace
Chief Executive Officer
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Brett E. Braden
Michael E. Dillard
Latham & Watkins LLP
717 Texas Avenue, Suite 1600
Houston, Texas 77002
(713) 546-5400
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Superior Well Services, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Diamond Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Nabors Industries Ltd., a Bermuda exempt company, disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on August 12, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2010, to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), at a purchase price of $22.12 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 11, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.
Item 2. Identity and Background of Filing Person.
The second sentence of the third paragraph under the heading “Tender Offer” on page 3 is hereby amended and restated as follows:
     “For the complete terms of the Offer, holders of the Shares are referred to the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and which are incorporated herein by reference.”
The first paragraph on page 4 is hereby amended and restated as follows:
     “All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent, and the Company has not independently verified such information or the existence or occurrence of any circumstances or events that have not been disclosed by Parent but that may affect the significance, completeness or accuracy of such information.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
The second paragraph under the heading “Reductions for Parachute Payments” on page 7 is hereby amended and restated as follows:
     “For the complete terms of the employment agreements, holders of the Shares are referred to such employment agreements, which are included as Exhibits (e)(2) through (e)(7) hereto and are incorporated herein by reference.”
The first paragraph on page 9 is hereby amended and restated as follows:
     “For the complete terms of the Indemnification Agreements, holders of the Shares are referred to the Indemnification Agreements, which are included as Exhibits (e)(8) through (e)(17) hereto and are incorporated herein by reference.”
The fourth paragraph under the heading “Representation on the Board of Directors” on page 10 is hereby amended and restated as follows:
     “For the complete terms regarding representation on the Board of Directors, holders of the Shares are referred to the Merger Agreement, which has been included as Exhibit (e)(1) hereto and is incorporated herein by reference.”

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The second sentence in the first paragraph under the heading “Arrangements between the Company and Parent and Purchaser — Merger Agreement” on page 10 is hereby amended and restated as follows:
     “For the complete terms of the Merger Agreement, holders of the Shares are referred to the Merger Agreement, which has been included as Exhibit (e)(1) hereto and is incorporated herein by reference.”
The second and third sentences in the second paragraph under the heading “Arrangements between the Company and Parent and Purchaser — Merger Agreement” on page 10 are hereby deleted and replaced with the following sentence:
     “The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement.”
The third sentence on page 11 is hereby deleted and replaced with the following sentence:
     “For the complete terms of the Confidentiality Agreements, holders of the Shares are referred to the Confidentiality Agreements, which have been included as Exhibits (e)(19) and (e)(20) hereto and are incorporated herein by reference.”
Item 4. The Solicitation or Recommendation.
The first sentence under the heading “Reasons for the Recommendation of the Board of Directors” on page 16 is hereby amended and restated as follows:
     “In evaluating the Offer and the Merger, the Board of Directors consulted with the Company’s senior management, the Company’s legal advisor, Latham & Watkins LLP, and the financial advisor to the Board of Directors, Simmons, and, in the course of reaching its determination to approve the Merger Agreement, the Offer, the Merger and the Contemplated Transactions and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger, the Board of Directors considered the following material factors and benefits of the Offer and the Merger in determining to accept the Offer and to recommend that the Company’s stockholders accept the Offer:”
The second sentence in the second paragraph under the heading “Projected Financial Information Regarding the Company” on page 19 is hereby amended and restated as follows:
     “None of Parent, Simmons or their respective affiliates assumes any responsibility for the accuracy of this information.”
The first and second sentences in the third paragraph under the heading “Opinion of Simmons” on page 20 are hereby deleted and replaced with the following sentence:
     “For the complete terms of Simmons’ opinion, holders of the Shares are referred to the full text of Simmons’ written opinion to the Board of Directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken. The full text of Simmons’ written opinion is attached as Annex II.A hereto and is incorporated by reference herein in its entirety.”

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Item 6. Interest in Securities of the Subject Company.
Item 6 of the Schedule 14D-9 is hereby amended and restated as follows:
     “No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following:
•	Certain of the Company’s directors and officers, each in his capacity as a stockholder of the Company, entered into the Voting Agreement, dated August 6, 2010, with Parent and Purchaser, as described under Item 3 above; and

•	On June 28, 2010, pursuant to and in accordance with the Company’s defined contribution profit sharing/401(k) retirement plan, the Company made the following matching contributions to employee retirement plans. On that date, the closing price of the Shares was $17.14.

David E. Wallace	249 Shares
Rhys R. Reese	185 Shares
Thomas W. Stoelk	143 Shares
Daniel Arnold	138 Shares
Michael J. Seyman	138 Shares
Other employees*	18,537 Shares
*	Employees who are not executive officers or directors of the Company
•	On July 1, 2010, pursuant to and in accordance with the Company’s stock incentive plan, the Company granted a total of 2,250 Shares to three employees who are not executive officers or directors of the Company. On that date, the closing price of the Shares was $16.87.

•	See chart of transactions below.

	Date of	Number
Identity of Person	Transaction	of Shares	Price Per Share	Nature of Transaction
Jacob B. Linaberger	August 2, 2010	15,000	$19.13—$19.51	Sale effected
				pursuant to a Rule
				10b5-1 trading plan
				adopted by the
				officer on November
				14, 2009

	July 1, 2010	15,000	$16.43—$17.13	Sale effected
				pursuant to a Rule
				10b5-1 trading plan
				adopted by the
				officer on November
				14, 2009

	June 1, 2010	15,000	$14.90—$15.85	Sale effected
				pursuant to a Rule
				10b5-1 trading plan
				adopted by the
				officer on November
				14, 2009

Rhys R. Reese	August 3, 2010	15,000	$19.00—$19.10	Sale effected
				pursuant to a Rule
				10b5-1 trading plan
				adopted by the
				officer on November
				30, 2009

	July 6, 2010	15,000	$16.67—$17.07	Sale effected
				pursuant to a Rule
				10b5-1 trading plan
				adopted by the
				officer on November
				30, 2009

	June 1, 2010	15,000	$15.07—$15.57	Sale effected
				pursuant to a Rule
				10b5-1 trading plan
				adopted by the
				officer on November
				30, 2009”

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Item 8. Additional Information.
The first sentence in the second paragraph under the heading “Appraisal Rights” on page 28 is hereby amended and restated as follows:
     “The foregoing information is only a summary of the rights of stockholders seeking appraisal rights under Delaware law and the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder.”
Item 9. Exhibits.

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated August 11, 2010 (incorporated herein by reference to Exhibit (a)(1)(A) to Purchaser’s Offer to Purchase Statement on Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(1)(F)	IRS Form W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO, filed by Parent and Purchaser, with respect to the Company on August 12, 2010).

(a)(3)*	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, attached as Annex I.

(a)(2)(A)	Joint Press Release, dated August 9, 2010, issued by Parent and the Company (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed August 9, 2010).

(a)(2)(B)*	Opinion of Simmons & Company International, dated August 6, 2010, attached as Annex II.A.

(e)(1)	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed August 9, 2010).

(e)(2)	Amended and Restated Employment Agreement between David E. Wallace and Superior Well Services, Inc. dated September 15, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 18, 2008).

(e)(3)	Amended and Restated Employment Agreement between Jacob B. Linaberger and Superior Well Services, Inc. dated September 15, 2008 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on September 18, 2008).

(e)(4)	Amended and Restated Employment Agreement between Rhys R. Reese and Superior Well Services, Inc. dated September 15, 2008 (incorporated by reference to Exhibit 10.3 to Form 8-K filed on September 18, 2008).

(e)(5)	Amended and Restated Employment Agreement between Thomas W. Stoelk and Superior Well Services, Inc. dated September 15, 2008 (incorporated by reference to Exhibit 10.4 to Form 8-K filed on September 18, 2008).

(e)(6)	Employment Agreement, dated as of December 21, 2009, by and between Superior Well Services, Inc. and Michael Seyman (incorporated by reference to Exhibit 10.1

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Exhibit
Number	Description

to Form 8-K filed on December 24, 2009).

(e)(7)	Employment Agreement between Daniel Arnold and Superior Well Services, Inc., dated May 14, 2007 (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on August 8, 2007.

(e)(8)	Indemnification Agreement between David E. Wallace and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.7 to Form 8-K filed on August 3, 2005).

(e)(9)	Indemnification Agreement between Jacob B. Linaberger and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.8 to Form 8-K filed on August 3, 2005).

(e)(10)	Indemnification Agreement between Thomas W. Stoelk and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.9 to Form 8-K filed on August 3, 2005).

(e)(11)	Indemnification Agreement between Rhys R. Reese and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.10 to Form 8-K filed on August 3, 2005).

(e)(12)	Indemnification Agreement between Mark A. Snyder and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.12 to Form 8-K filed on August 3, 2005).

(e)(13)	Indemnification Agreement between David E. Snyder and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.13 to Form 8-K filed on August 3, 2005).

(e)(14)	Indemnification Agreement between Charles C. Neal and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.14 to Form 8-K filed on August 3, 2005).

(e)(15)	Indemnification Agreement between John A. Staley, IV and Superior Well Services, Inc., dated August 3, 2005 (incorporated by reference to Exhibit 10.15 to Form 8-K filed on August 3, 2005).

(e)(16)	Indemnification Agreement between Anthony J. Mendicino and Superior Well Services, Inc. dated August 30, 2005 (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q filed on September 1, 2005).

(e)(17)	Indemnification Agreement between Daniel Arnold and Superior Well Services, Inc. dated May 14, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2007).

(e)(18)	Tender and Voting Agreement, dated as of August 6, 2010, by and among Parent, Purchaser, and the stockholders of the Company party thereto (incorporated herein by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed August 9, 2010).

(e)(19)**	Confidentiality Agreement, dated as of April 30, 2010, between the Company and Nabors Industries, Inc.

(e)(20)**	Confidentiality Agreement, dated as of May 20, 2010, between the Company and Nabors Industries, Inc.

*	previously filed

**	filed herewith

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SUPERIOR WELL SERVICES, INC.
By:	/s/ David E. Wallace
David E. Wallace
Chief Executive Officer

Dated: August 24, 2010

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Exhibit (e)(19)
CONFIDENTIALITY AGREEMENT
April 30, 2010

CONFIDENTIALITY AGREEMENT
     This Confidentiality Agreement (this “Agreement”) is entered into as of this 30th day of April, 2010, between Nabors Industries, Inc., a Delaware corporation (“NII”), and Superior Well Services, Inc., a Delaware corporation (“SWSI”). Each of NII and SWSI are sometimes referred to herein individually as a “party” and collectively as the “parties.” Further, SWSI is sometimes referred to herein as the “disclosing party” and NII is sometimes referred to herein as the “receiving party.” All references herein to a “party,” “disclosing party” or “receiving party” shall include such party’s subsidiaries, divisions and controlled and controlling affiliates, unless the context otherwise requires.
     1. General Obligation of Confidentiality. In connection with the consideration by each party of a possible business combination transaction with the other party hereto (the “Transaction”), the disclosing party is prepared to make available, to the receiving party certain information concerning the personnel, business, financial condition, operations, assets and liabilities of the disclosing party. In consideration for, and as a condition of such information being furnished to, the receiving party and the directors, officers, employees, agents, attorneys, accountants, consultants and financial advisors of the receiving party (collectively, “Representatives”), the receiving party agrees to treat as confidential any information relating to the Transaction that is or has been furnished or made available to the receiving party or its Representatives by or on behalf of the disclosing party (regardless of the manner or form in which it is furnished or made available, including, without limitation, all written, oral and electronic communications), together with any notes, analyses, compilations, studies, interpretations, documents or records to the extent containing, referring, relating to, based upon or derived from such information, in whole or in part (collectively, “Evaluation Material”) in accordance with the provisions of this Agreement, and to take or abstain from taking certain other actions as hereinafter set forth.
     2. Exclusions from Evaluation Material. The term “Evaluation Material,” as used in this Agreement, does not include information that (a) is at the time of disclosure or thereafter becomes generally available to or known by the public other than as a result of a disclosure by the receiving party or any of its Representatives in violation of this Agreement, (b) was within the receiving party’s possession prior to its being furnished to it by or on behalf of the disclosing party or is independently developed by the receiving party or any of its Representatives without violation of any of its other obligations under any confidentiality agreement with or other contractual, legal or fiduciary duty or obligation to the disclosing party or any other person, or (c) at the time of disclosure or thereafter becomes available to the receiving party on a non-confidential basis from a source other than the disclosing party or any of its Representatives; provided that, in the case of (b) and (c) above, the source of such information was not known or reasonably suspected by the receiving party to be bound by a confidentiality agreement with or other contractual, legal or fiduciary duty or obligation of confidentiality to the disclosing party or any other person with respect to such information.
     3. Limitations on Use of Evaluation Material. Each party agrees and acknowledges (a) that all right, title and interest in and to Evaluation Material that the disclosing party has at the time of its disclosure of Evaluation Material to the receiving party or its Representatives shall

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remain the exclusive property of the disclosing party, (b) that no interest, license or any right respecting Evaluation Material provided by or on behalf of the disclosing party is granted to the receiving party under this Agreement by implication or otherwise, and (c) the potential competitive value of Evaluation Material and the damage that could result from the disclosure thereof in violation of this Agreement. Therefore, the receiving party hereby agrees (i) that it and its Representatives shall use all Evaluation Material solely for the purpose of evaluating the Transaction, (ii) to treat all such Evaluation Material with at least the same degree of care it uses in protecting its own confidential and proprietary information, (iii) that Evaluation Material received or generated by it or its Representatives will be kept confidential and (iv) that, subject to the following provisions of this Agreement, neither the receiving party nor its Representatives will disclose any of the Evaluation Material in any manner whatsoever to any other person not bound hereby; provided, however, that (A) the receiving party may make any disclosure of such information to which the disclosing party gives its prior written consent; (B) the receiving party may make disclosure of such information to the extent that the receiving party believes, based on advice of counsel, that it is legally required to disclose such information in order to avoid committing a violation of any law, rule or regulation, including any rules or regulations of any securities association, stock exchange or national securities quotation system; provided, that the receiving provides prompt notice to the disclosing party of the proposed disclosure and takes the other actions required in connection with a legally required disclosure pursuant to paragraph 5 below; and (C) any of such information may be disclosed to the receiving party’s Representatives who need to know such information for the sole purpose of evaluating the Transaction. In any event, the receiving party shall be responsible for compliance with the confidentiality provisions set forth in this Agreement (including but not limited to the provisions of paragraph 4 below) by its Representatives and agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of Evaluation Material.
     4. Nondisclosure of Possible Transaction. In addition, each party agrees that, without the prior written consent of the other party, neither it nor its Representatives will disclose to any other person (other than its Representatives) the fact that Evaluation Material has been requested by or has been furnished or made available to the receiving party (though SWSI may disclose the fact that Evaluation Material generally has been made available by or to certain persons without in any manner identifying NII or its affiliates), that discussions or negotiations are taking place concerning the Transaction (though SWSI may disclose the fact that discussions or negotiations are taking place generally concerning a possible transaction involving a third person without in any manner identifying NII or its affiliates) or any of the terms, conditions or other facts with respect thereto (including the status thereof). Notwithstanding the foregoing, any party may make a disclosure otherwise prohibited by this paragraph 4 if (a) based on the advice of such party’s legal counsel, such disclosure is necessary to avoid committing a violation of, or to ensure compliance with, any law, rule or regulation, including any rules or regulations of any securities association, stock exchange or national securities quotation system and (b) the party making the disclosure (i) provides advance notice to the other party of the proposed disclosure, (ii) uses reasonable efforts to afford the other party a reasonable opportunity to refute such counsel’s advice and to take protective actions prior to any such disclosure and (iii) cooperates in good faith with respect to the timing, manner and content of such disclosure (to the extent consistent with its obligation to disclose).

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     5. Legally Required Disclosures. In the event that the receiving party or any of its Representatives are requested or required (by deposition, oral questions, interrogatory, request for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) pursuant to law, rule or regulation, including any rules or regulations of any securities association, stock exchange or national securities quotation system to disclose any Evaluation Material, it shall (a) provide the disclosing party with prompt written notice of any such request or requirement so that the disclosing party may, at its own expense, seek a protective order or other appropriate remedy or waive compliance with the provisions of this Agreement and (b) consult with the disclosing party as to the advisability of taking legally available steps to resist or narrow such request or requirement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the disclosing party, the receiving party or any of its Representatives are nonetheless, in the opinion of its or their legal counsel, legally compelled to disclose Evaluation Material to any tribunal or securities exchange, the receiving party or its applicable Representative may, without liability hereunder, disclose to such tribunal or securities exchange only that portion of Evaluation Material that such counsel advises is legally required to be disclosed; provided, that the receiving party gives the disclosing party written notice of all Evaluation Material to be disclosed as far in advance of its disclosure as is reasonably practicable and that the receiving party exercises its reasonable efforts to preserve the confidentiality of such Evaluation Material, including, without limitation, by cooperating with the disclosing party to seek to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such Evaluation Material by such tribunal or securities exchange, all at the cost and expense of the disclosing party. In no event will the receiving party or its Representatives oppose any action by the disclosing party (if all the cost and expense of such action is at the expense of the disclosing party) to obtain a protective order or other relief to prevent the disclosure of such information or to obtain reliable assurance that confidential treatment will be afforded such information.
     6. Return or Destruction of Evaluation Material. If either party decides that it does not wish to proceed with discussions or negotiations relating to the Transaction and the party so deciding informs the other party of that decision, or at any time upon written notice from the disclosing party for any reason, unless prohibited by applicable law, regulation or legal process, the receiving party will, at its election, either promptly (a) return all Evaluation Material to the disclosing party or (b) destroy all such Evaluation Material, in either case without retaining any copy thereof. If requested, the receiving party shall deliver to disclosing party a certificate, signed by a duly authorized officer of such party, attesting to the delivery or destruction of all of the disclosing party’s Evaluation Material in accordance with this paragraph. Notwithstanding the return or destruction of Evaluation Material, the receiving party and its Representatives will continue to be bound by their obligations of confidentiality hereunder for a period of twelve (12) months from the date hereof.
     7. Standstill Agreement. For a period of twelve (12) months from the date hereof, the receiving party agrees that it and its affiliates shall not, without the prior written request of the disclosing party, directly or indirectly, alone or in concert with others:
          (a) in any manner acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, any securities (including, but not limited to, by means of

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Beneficial Ownership) or property of the disclosing party or its subsidiaries, or any rights or options to acquire any such securities or property;
          (b) propose to enter into any merger or business combination involving the disclosing party or any of its subsidiaries or propose to purchase, directly or indirectly, a material portion of the assets of the disclosing party or its subsidiaries;
          (c) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are used in Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to the securities of the disclosing party, or advise or seek to influence any person or entity with respect to the voting of, or giving of consents with respect to, any securities of the disclosing party or any of its subsidiaries;
          (d) seek or propose to influence or control (whether though a “group,” as such term is used in Rule 13d-5 of the Exchange Act or otherwise) the management, board of directors, policies or affairs of the disclosing party or any of its subsidiaries;
          (e) to the extent doing so would require the public disclosure of such action by the disclosing party, make any request to waive or amend any provision of this paragraph 7;
          (f) disclose any intention, plan or arrangement inconsistent with any of the foregoing; or
          (g) advise, assist or encourage any third party to do any of the foregoing.
          As used in this paragraph 7, the term “securities” shall mean any securities of a party and any direct or indirect warrants, rights or options to acquire securities of the disclosing party. “Beneficial Ownership” with respect to any securities shall mean (i) having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing; or (ii) having an interest in or related to any securities that are the subject of a derivative transaction entered into by such person, or derivative security acquired by such person, which gives such person the economic equivalent of ownership of an amount of such securities due to the fact that the value of the derivative is explicitly determined by reference to the price or value of such securities, without regard to whether (A) such derivative conveys any voting rights in such securities to such person, (B) the derivative is required to be, or capable of being, settled through delivery of such securities, or (C) such person may have entered into other transactions that hedge the economic effect of such derivative. The receiving party represents that as of the date of this Agreement that it has not acquired record or Beneficial Ownership of any voting securities of the disclosing party or any of the disclosing party’s subsidiaries or any securities convertible into voting securities of the disclosing party or any of the disclosing party’s subsidiaries.
     8. No Representation or Warranty. Each party understands and acknowledges that neither the disclosing party nor any of its Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any Evaluation Material nor shall have any liability to the receiving party or any of its Representatives resulting from the use of any Evaluation Material or any errors or omissions therefrom. The receiving party further agrees that

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it is not entitled to rely on the accuracy or completeness of Evaluation Material received by it and shall be entitled to rely solely on the particular representations or warranties, if any, that are made in a Definitive Transaction Agreement (as that term is described in paragraph 11 below), when, as and if executed, and subject to such limitations and restrictions as may be specified therein.
     9. Access. In the event the receiving party desires physical access to any of the disclosing party’s properties, the receiving party agrees to indemnify, defend and hold harmless the disclosing party from and against any and all liabilities, claims and causes of action for personal injury, death or property damage occurring on or to such property as a result of the receiving party’s entry onto the premises, except for such liabilities, claims or causes of action resulting from the gross negligence or willful misconduct of the disclosing party. The receiving party agrees to comply fully with all rules and instructions given by the disclosing party regarding actions while upon, entering or leaving the property of the disclosing party.
     10. No Solicitation of Personnel. Until the earliest of (a) the execution and delivery by the parties hereto of a Definitive Transaction Agreement with respect to the Transaction or (b) one (1) year from the date of this Agreement, the receiving party agrees that no director, officer or employee of the receiving party that participated in the evaluation of the possible Transaction shall directly or indirectly initiate or maintain, or encourage or assist any other person to initiate or maintain, contact (except for those contacts made in the ordinary course of business) with any key employee (defined as any elected or appointed officer or director or any employee that manages or is otherwise directly responsible for the sales or operations of a business unit, service line or geographic region) of the disclosing party regarding its business, assets, operations, prospects or finances, except with the express permission of a duly authorized executive officer of the disclosing party. It is understood that all (i) communications regarding the possible Transaction, (ii) requests for Evaluation Material, (iii) requests for facility tours or management meetings and (iv) discussions or questions regarding procedures will be submitted or directed to such persons as the disclosing party may designate in writing to be responsible for such actions. The parties further agree that, for a period of two (2) years from the date hereof, the receiving party will not solicit for employment or employ any key employee of the disclosing party or its subsidiaries who was contacted during such evaluation or was identified as a result of such evaluation; provided, however, that this provision shall not prohibit the solicitation or employment of any such person (A) resulting from general advertisement for employment, (B) if such person approaches the receiving party on an unsolicited basis, or (C) whose employment by the disclosing party or its subsidiary has been terminated prior to the commencement of discussions between the receiving party and such employee.
     11. Definitive Transaction Agreement. Each party also understands and agrees that no contract or agreement providing for a Transaction between the parties shall be deemed to exist unless and until a Definitive Transaction Agreement has been executed and delivered by both of the parties hereto, and each party hereby waives, in advance, any claim (including, without limitation, any claim for breach of contract) in connection with such a Transaction unless and until a Definitive Transaction Agreement has been executed and delivered by each of the parties thereto. It is also agreed that unless and until a Definitive Transaction Agreement between the parties with respect to a Transaction has been executed and delivered, neither party nor its stockholders has any legal obligation of any kind whatsoever with respect to any such

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Transaction. Under no circumstances will any oral understanding between the parties with respect to a Transaction be a binding contract. For purposes of this paragraph, the term “Definitive Transaction Agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral offer or bid or any written or oral acceptance thereof. THE RECEIVING PARTY FURTHER UNDERSTANDS THAT THE DISCLOSING PARTY SHALL BE FREE AT ALL TIMES TO CONDUCT ANY PROCESS FOR A BUSINESS COMBINATION TRANSACTION INVOLVING THE DISCLOSING PARTY AND ANY OTHER PERSONS AS THE DISCLOSING PARTY IN ITS SOLE DISCRETION SHALL DETERMINE. The disclosing party reserves the right, in its sole discretion, to (a) decline to provide any requested information, (b) discontinue consideration of a transaction with the receiving party at any time, (c) reject any and all proposals made by the receiving party or any of its Representatives, (d) terminate discussions and negotiations with the receiving party at any time and for any reason and (e) conduct any process relating to a possible transaction with any other person at any time or change the procedure for conducting such process. This Agreement does not constitute or create any obligation of the disclosing party to provide any Evaluation Material or other information to the receiving party, but merely defines the right, duties and obligations of the parties with respect to Evaluation Material to the extent it may be disclosed or made available. Under no circumstances is the disclosing party obligated to disclose or make available any information, including any Evaluation Material, that the disclosing party in its sole discretion determines not to disclose.
     12. Securities Laws. The parties hereby acknowledge that they are aware, and that each party will advise its respective Representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws prohibit any person who has material, nonpublic information concerning the matters which are the subject of this Agreement from purchasing or selling securities of either party or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. The parties agree that they will not use or cause any other person to use, and that they will each use reasonable efforts to assure that none of their respective Representatives will use or cause any other person to use, any Evaluation Material in contravention of the United States securities laws.
     13. Remedies. The receiving party agrees that money damages would not be a sufficient remedy for any breach of this Agreement by it or any of its Representatives and that the disclosing party shall be entitled to equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, in addition to all other remedies available to the disclosing party at law or in equity. If the disclosing party initiates an action to enforce its rights under this Agreement and prevails in such action, the receiving party shall reimburse the disclosing party for all reasonable costs and expenses, including reasonable attorneys’ fees, incurred by the disclosing party in enforcing its rights hereunder.
     14. Term. Except as otherwise provided herein, this Agreement and each of the obligations herein stated shall terminate twelve (12) months following the date hereof; provided, however, that no such termination shall relieve the receiving party from liability for any breach of the terms hereof that exists on the date of such termination.

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     15. Person; Affiliates. As used in this Agreement: (a) the term “person” will be interpreted broadly to include, without limitation, any corporation, company, group, partnership, limited liability company, association, trust, unincorporated organization, joint venture, group, government and any other entity or individual; and (b) the term “affiliate” when used with respect to a person, shall have the meaning given to it in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.
     16. Entire Agreement; Binding Effect; Power; No Implied Waiver; Amendment. This Agreement represents the entire agreement and understanding of the parties with respect to the matters referred to herein and supersedes all prior agreements, commitments, representations, writings and understandings, written or oral, between the parties with respect thereto. This Agreement shall be binding on the parties and their respective successors and assigns. Each party hereby represents that it has the power and authority to execute and deliver this Agreement, and that it has been duly authorized and constitutes a valid and binding agreement of such party, enforceable in accordance with its terms. No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Neither this paragraph nor any other provision in this Agreement can be waived or amended except by written consent of both parties, which consent shall explicitly make such waiver or amendment.
     17. Notices. All notices to be given to a party hereunder shall be in writing and delivered personally, by overnight courier or by facsimile, addressed to the Company Representative of such party, with a copy to the Chief Financial Officer or General Counsel of such party, as applicable, at the corporate headquarters of such party, as reflected on the signature page hereof. As used in this Agreement, the term “Company Representative” shall mean each party’s Chief Executive Officer, Chief Financial Officer or General Counsel.
     18. Severability. If any portion of this Agreement is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and remain in full force and effect to the fullest extent permitted by applicable law.
     19. Governing Law; Submission to Jurisdiction. This Agreement and all disputes or controversies arising out of or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without regard to principles of conflicts or choice of law of that or any other jurisdiction which might apply the laws of any other jurisdiction.
     20. Counterparts. This Agreement may be executed and delivered (including by facsimile or electronic transmission) in any number of counterparts and each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.
[Signature Page Follows]

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     IN WITNESS WHEREOF, the parties have approved and executed this Agreement as of the date first written above.

SUPERIOR WELL SERVICES, INC.
By:	/s/ Thomas W. Stoelk
	Name:	Thomas W. Stoelk
	Title:	Vice President & Chief Financial Officer

1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701

NABORS INDUSTRIES, INC.
By:	/s/ Laura W. Doerre
	Name:	Laura W. Doerre
	Title:	Vice President, General Counsel & Secretary

515 West Greens Road, Suite 1200
Houston, Texas 77067
[Signature Page to Confidentiality Agreement]

Exhibit (e)(20)
Confidentiality Agreement
May 20, 2010

Confidentiality Agreement
     This Confidentiality Agreement (this “Agreement”) is entered into as of this 20th day of May, 2010, between Superior Well Services, Inc., a Delaware corporation (“SWSI”), and Nabors Industries, Inc., a Delaware corporation (“NII”). Each of SWSI and NII are sometimes referred to herein individually as a “party” and collectively as the “parties”. Further, NII is sometimes referred to herein as the “disclosing party” and SWSI is sometimes referred to herein as the “receiving party”. All references herein to a “party”, “disclosing party” or “receiving party” shall include such party’s subsidiaries, divisions and controlled and controlling affiliates, unless the context otherwise requires.
     1. General Obligation of Confidentiality. In connection with the consideration by each party of a possible business combination transaction with the other party hereto (the “Transaction”), the disclosing party is prepared to make available, to the receiving party certain information concerning the personnel, business, financial condition, operations, assets and liabilities of the disclosing party. In consideration for, and as a condition of such information being furnished to, the receiving party and the directors, officers, employees, agents, attorneys, accountants, consultants and financial advisors of the receiving party (collectively, “Representatives”), the receiving party agrees to treat as confidential any information relating to the Transaction that is or has been furnished or made available to the receiving party or its Representatives by or on behalf of the disclosing party (regardless of the manner or form in which it is furnished or made available, including, without limitation, all written, oral and electronic communications), together with any notes, analyses, compilations, studies, interpretations, documents or records to the extent containing, referring, relating to, based upon or derived from such information, in whole or in part (collectively, “Evaluation Material”) in accordance with the provisions of this Agreement, and to take or abstain from taking certain other actions as hereinafter set forth
     2. Exclusions from Evaluation Material. The term “Evaluation Material”, as used in this Agreement, does not include information that (a) is at the time of disclosure or thereafter becomes generally available to or known by the public other than as a result of a disclosure by the receiving party or any of its Representatives in violation of this Agreement, (b) was within the receiving party’s possession prior to its being furnished to it by or on behalf of the disclosing party or is independently developed by the receiving party or any of its Representatives without violation of any of its other obligations under any confidentiality agreement with or other contractual, legal or fiduciary duty or obligation to the disclosing party or any other person, or (c) at the time of disclosure or thereafter becomes available to the receiving party on a non- confidential basis from a source other than the disclosing party or any of its Representatives; provided that, in the case of (b) and (c) above, the source of such information was not known or reasonably suspected by the receiving party to be bound by a confidentiality agreement with or other contractual, legal or fiduciary duty or obligation of confidentiality to the disclosing party or any other person with respect to such information
     3. Limitations on Use of Evaluation Material. Each party agrees and acknowledges (a) that all right, title and interest in and to Evaluation Material that the disclosing party has at the time of its disclosure of Evaluation Material to the receiving party or its Representatives shall remain the exclusive property of the disclosing party, (b) that no interest, license or any right respecting Evaluation Material provided by or on behalf of the disclosing party is granted to the receiving party under this Agreement by implication or otherwise, and (c) the potential competitive value of Evaluation Material and the damage that could result from the disclosure thereof in violation of this Agreement. Therefore, the receiving party hereby agrees (i) that it and its Representatives shall use all Evaluation Material solely for the purpose of evaluating the Transaction, (ii) to treat all such Evaluation Material with at least the same degree of care it uses in protecting its own confidential and proprietary information, (iii) that Evaluation Material received or generated by it or its Representatives will be kept confidential and (iv) that, subject to the following provisions of this Agreement, neither the receiving party nor its Representatives will disclose any of the Evaluation Material in any manner whatsoever to any other person not bound hereby; provided, however, that (A) the receiving party may make any disclosure of such information to which the disclosing party gives its prior written consent; (B) the receiving party may make disclosure of such information to the extent that the receiving party believes, based on advice of counsel, that it is legally required to disclose such information in order to avoid committing a violation of any law, rule or regulation, including any rules or regulations of any securities association, stock exchange or national securities quotation system; provided, that the receiving provides prompt notice to the disclosing party of the proposed disclosure and takes the other actions required in connection with a legally required disclosure pursuant to paragraph 5 below; and (C) any of such information may be disclosed to the receiving party’s Representatives who need to know such information for the sole purpose of evaluating the Transaction. In any event, the receiving party shall be responsible for compliance with the confidentiality provisions set forth in this Agreement (including but not limited to the provisions of paragraph 4 below) by its Representatives and agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of Evaluation Material
     4. Nondisclosure of Possible Transaction. In addition, each party agrees that, without the prior written consent of the other party, neither it nor its Representatives will disclose to any other person (other than its Representatives) the fact that Evaluation Material has been requested by or has been furnished or made available to the receiving party (though NII may disclose the fact that Evaluation Material generally has been made available by or to certain persons without in any manner identifying SWSI or its affiliates), that discussions or negotiations are taking place concerning the Transaction (though NII may disclose the fact that discussions or negotiations are taking place generally concerning a possible transaction involving a third person without in any manner identifying SWSI or its affiliates) or any of the terms, conditions or other facts with respect thereto (including the status thereof). Notwithstanding the foregoing, any party may make a disclosure otherwise prohibited by this paragraph 4 if (a) based on the advice of such party’s legal counsel, such disclosure is necessary to avoid committing a violation of, or to ensure compliance with, any law, rule or regulation, including any rules or regulations of any securities association, stock exchange or national securities quotation system and (b) the party making the disclosure (i) provides advance notice to the other party of the proposed disclosure, (ii) uses reasonable efforts to afford the other party a reasonable opportunity to refute such counsel’s advice and to take protective actions prior to any such disclosure and (iii) cooperates in good faith with respect to the timing, manner and content of such disclosure (to the extent consistent with its obligation to disclose)
     5. Legally Required Disclosures. In the event that the receiving party or any of its Representatives are requested or required (by deposition, oral questions, interrogatory, request for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) pursuant to law, rule or regulation, including any rules or regulations of any securities association, stock exchange or national securities quotation system to disclose any Evaluation Material, it shall (a) provide the disclosing party with prompt written notice of any such request or requirement so that the disclosing party may, at its own expense, seek a protective order or other appropriate remedy or waive compliance with the provisions of this Agreement and (b) consult with the disclosing party as to the advisability of taking legally available steps to resist or narrow such request or requirement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the disclosing party, the receiving party or any of its Representatives are nonetheless, in the opinion of its or their legal counsel, legally compelled to disclose Evaluation Material to any tribunal or securities exchange, the receiving party or its applicable Representative may, without liability hereunder, disclose to such tribunal or securities exchange only that portion of Evaluation Material that such counsel advises is legally required to be disclosed; provided, that the receiving party gives the disclosing party written notice of all Evaluation Material to be disclosed as far in advance of its disclosure as is reasonably practicable and that the receiving party exercises its reasonable efforts to preserve the confidentiality of such Evaluation Material, including, without limitation, by cooperating with the disclosing party to seek to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such Evaluation Material by such tribunal or securities exchange, all at the cost and expense of the disclosing party. In no event will the receiving party or its Representatives oppose any action by the disclosing party (if all the cost and expense of such action is at the expense of the disclosing party) to obtain a protective order or other relief to prevent the disclosure of such information or to obtain reliable assurance that confidential treatment will be afforded such information
     6. Return or Destruction of Evaluation Material. If either party decides that it does not wish to proceed with discussions or negotiations relating to the Transaction and the party so deciding informs the other party of that decision, or at any time upon written notice from the disclosing party for any reason, unless prohibited by applicable law, regulation or legal process, the receiving party will, at its election, either promptly (a) return all Evaluation Material to the disclosing party or (b) destroy all such Evaluation Material, in either case without retaining any copy thereof. If requested, the receiving party shall deliver to disclosing party a certificate, signed by a duly authorized officer of such party, attesting to the delivery or destruction of all of the disclosing party’s Evaluation Material in accordance with this paragraph. Notwithstanding the return or destruction of Evaluation Material, the receiving party and its Representatives will continue to be bound by their obligations of confidentiality hereunder for a period of twelve (12) months from the date hereof
     7. Standstill Agreement. For a period of twelve (12) months from the date hereof, the receiving party agrees that it and its affiliates shall not, without the prior written request of the disclosing party, directly or indirectly, alone or in concert with others
          (a) in any manner acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, any securities (including, but not limited to, by means of Beneficial Ownership) or property of the disclosing party or its subsidiaries, or any rights or options to acquire any such securities or property
          (b) propose to enter into any merger or business combination involving the disclosing party or any of its subsidiaries or propose to purchase, directly or indirectly, a material portion of the assets of the disclosing party or its subsidiaries
          (c) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are used in Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to the securities of the disclosing party, or advise or seek to influence any person or entity with respect to the voting of, or giving of consents with respect to, any securities of the disclosing party or any of its subsidiaries

          (d) seek or propose to influence or control (whether though a “group”, as such term is used in Rule 13d-5 of the Exchange Act or otherwise) the management, board of directors, policies or affairs of the disclosing party or any of its subsidiaries
          (e) to the extent doing so would require the public disclosure of such action by the disclosing party, make any request to waive or amend any provision of this paragraph 7
          (f) disclose any intention, plan or arrangement inconsistent with any of the foregoing; or
          (g) advise, assist or encourage any third party to do any of the foregoing
     As used in this paragraph 7, the term “securities” shall mean any securities of a party and any direct or indirect warrants, rights or options to acquire securities of the disclosing party. “Beneficial Ownership” with respect to any securities shall mean (i) having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing; or (ii) having an interest in or related to any securities that are the subject of a derivative transaction entered into by such person, or derivative security acquired by such person, which gives such person the economic equivalent of ownership of an amount of such securities due to the fact that the value of the derivative is explicitly determined by reference to the price or value of such securities, without regard to whether (A) such derivative conveys any voting rights in such securities to such person, (B) the derivative is required to be, or capable of being, settled through delivery of such securities, or (C) such person may have entered into other transactions that hedge the economic effect of such derivative. The receiving party represents that as of the date of this Agreement that it has not acquired record or Beneficial Ownership of any voting securities of the disclosing party or any of the disclosing party’s subsidiaries or any securities convertible into voting securities of the disclosing party or any of the disclosing party’s subsidiaries
     8. No Representation or Warranty. Each party understands and acknowledges that neither the disclosing party nor any of its Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any Evaluation Material nor shall have any liability to the receiving party or any of its Representatives resulting from the use of any Evaluation Material or any errors or omissions therefrom. The receiving party further agrees that it is not entitled to rely on the accuracy or completeness of Evaluation Material received by it and shall be entitled to rely solely on the particular representations or warranties, if any, that are made in a Definitive Transaction Agreement (as that term is described in paragraph 11 below), when, as and if executed, and subject to such limitations and restrictions as may be specified therein
     9. Access. In the event the receiving party desires physical access to any of the disclosing party’s properties, the receiving party agrees to indemnify, defend and hold harmless the disclosing party form and against any and all liabilities, claims and causes of action for personal injury, death or property damage occurring on or to such property as a result of the receiving party’s entry onto the premises, except for such liabilities, claims or causes of action resulting from the gross negligence or willful misconduct of the disclosing party. The receiving party agrees to comply fully with all rules and instructions given by the disclosing party regarding actions while upon, entering or leaving the property of the disclosing party
     10. No Solicitation of Personnel. Until the earliest of (a) the execution and delivery by the parties hereto of a Definitive Transaction Agreement with respect to the Transaction or (b)

one (1) year from the date of this Agreement, the receiving party agrees that no director, officer or employee of the receiving party that participated in the evaluation of the possible Transaction shall directly or indirectly initiate or maintain, or encourage or assist any other person to initiate or maintain, contact (except for those contacts made in the ordinary course of business) with any key employee (defined as any elected or appointed officer or director or any employee that manages or is otherwise directly responsible for the sales or operations of a business unit, service line or geographic region) of the disclosing party regarding its business, assets, operations, prospects or finances, except with the express permission of a duly authorized executive officer of the disclosing party. It is understood that all (i) communications regarding the possible Transaction, (ii) requests for Evaluation Material, (iii) requests for facility tours or management meetings and (iv) discussions or questions regarding procedures will be submitted or directed to such persons as the disclosing party may designate in writing to be responsible for such actions. The parties further agree that, for a period of two (2) years from the date hereof, the receiving party will not solicit for employment or employ any key employee of the disclosing party or its subsidiaries who was contacted during such evaluation or was identified as a result of such evaluation; provided, however, that this provision shall not prohibit the solicitation or employment of any such person (A) resulting from general advertisement for employment, (B) if such person approaches the receiving party on an unsolicited basis, or (C) whose employment by the disclosing party or its subsidiary has been terminated prior to the commencement of discussions between the receiving party and such employee
     11. Definitive Transaction Agreement. Each party also understands and agrees that no contract or agreement providing for a Transaction between the parties shall be deemed to exist unless and until a Definitive Transaction Agreement has been executed and delivered by both of the parties hereto, and each party hereby waives, in advance, any claim (including, without limitation, any claim for breach of contract) in connection with such a Transaction unless and until a Definitive Transaction Agreement has been executed and delivered by each of the parties thereto. It is also agreed that unless and until a Definitive Transaction Agreement between the parties with respect to a Transaction has been executed and delivered, neither party nor its stockholders has any legal obligation of any kind whatsoever with respect to any such Transaction. Under no circumstances will any oral understanding between the parties with respect to a Transaction be a binding contract. For purposes of this paragraph, the term “Definitive Transaction Agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral offer or bid or any written or oral acceptance thereof. THE RECEIVING PARTY FURTHER UNDERSTANDS THAT THE DISCLOSING PARTY SHALL BE FREE AT ALL TIMES TO CONDUCT ANY PROCESS FOR A BUSINESS COMBINATION TRANSACTION INVOLVING THE DISCLOSING PARTY AND ANY OTHER PERSONS AS THE DISCLOSING PARTY IN ITS SOLE DISCRETION SHALL DETERMINE. The disclosing party reserves the right, in its sole discretion, to (a) decline to provide any requested information, (b) discontinue consideration of a transaction with the receiving party at any time, (c) reject any and all proposals made by the receiving party or any of its Representatives, (d) terminate discussions and negotiations with the receiving party at any time and for any reason and (e) conduct any process relating to a possible transaction with any other person at any time or change the procedure for conducting such process. This Agreement does not constitute or create any obligation of the disclosing party to provide any Evaluation Material or other information to the receiving party, but merely defines the rights, duties and obligations of the parties with respect to Evaluation Material to the extent it may be disclosed or made available. Under no circumstances is the disclosing party obligated to disclose or make available any information, including any Evaluation Material, that the disclosing party in its sole discretion determines not to disclose

     12. Securities Laws. The parties hereby acknowledge that they are aware, and that each party will advise its respective Representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws prohibit any person who has material, nonpublic information concerning the matters which are the subject of this Agreement from purchasing or selling securities of either party or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. The parties agree that they will not use or cause any other person to use, and that they will each use reasonable efforts to assure that none of their respective Representatives will use or cause any other person to use, any Evaluation Material in contravention of the United States securities laws
     13. Remedies. The receiving party agrees that money damages would not be a sufficient remedy for any breach of this Agreement by it or any of its Representatives and that the disclosing party shall be entitled to equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, in addition to all other remedies available to the disclosing party at law or in equity. If the disclosing party initiates an action to enforce its rights under this Agreement and prevails in such action, the receiving party shall reimburse the disclosing party for all reasonable costs and expenses, including reasonable attorneys’ fees, incurred by the disclosing party in enforcing its rights hereunder
     14. Term. Except as otherwise provided herein, this Agreement and each of the obligations herein stated shall terminate twelve (12) months following the date hereof; provided, however, that no such termination shall relieve the receiving party from liability for any breach of the terms hereof that exists on the date of such termination
     15. Person; Affiliates. As used in this Agreement, (a) the term “person” will be interpreted broadly to include, without limitation, any corporation, company, group, partnership, limited liability company, association, trust, unincorporated organization, joint venture, group, government and any other entity or individual; and (b) the term “affiliate” when used with respect to a person, shall have the meaning given to it in Rule 12b-2 under the Securities Exchange Act of 1934, as amended
     16. Entire Agreement; Binding Effect; Power; No Implied Waiver; Amendment. This Agreement represents the entire agreement and understanding of the parties with respect to the matters referred to herein and supersedes all prior agreements, commitments, representations, writings and understandings, written or oral, between the parties with respect thereto. This Agreement shall be binding on the parties and their respective successors and assigns. Each party hereby represents that it has the power and authority to execute and deliver this Agreement, and that it has been duly authorized and constitutes a valid and binding agreement of such party, enforceable in accordance with its terms. No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Neither this paragraph nor any other provision in this Agreement can be waived or amended except by written consent of both parties, which consent shall explicitly make such waiver or amendment
     17. Notices. All notices to be given to a party hereunder shall be in writing and delivered personally, by overnight courier or by facsimile, addressed to the Company Representative of such party, with a copy to the Chief Financial Officer or General Counsel of such party, as applicable, at the corporate headquarters of such party, as reflected on the signature page hereof. As used in this Agreement, the term “Company Representative” shall mean each party’s Chief Executive Officer, Chief Financial Officer or General Counsel

     18. Severability. If any portion of this Agreement is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and remain in full force and effect to the fullest extent permitted by applicable law
     19. Governing Law. Submission to Jurisdiction. This Agreement and all disputes or controversies arising out of or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without regard to principles of conflicts or choice of law of that or any other jurisdiction which might apply the laws of any other jurisdiction
     20. Counterparts. This Agreement may be executed and delivered (including by facsimile or electronic transmission) in any number of counterparts and each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument
[Signature Page Follows]

IN WITNESS WHEREOF, the parties have approved and executed this Agreement as of the date first written above.

Nabors Industries, Inc.
By:	/s/ Laura W. Doerre
	Name:	Laura W. Doerre
	Title:	Vice President, General Counsel and Secretary 515 West Greens Road, Suite 1200 Houston, Texas 77067

Superior Well Services, Inc.
By:	/s/ Thomas W. Stoelk
Name: Thomas W. Stoelk
	Title:	Vice President & Chief Financial Officer 1380 Rt 286 East, Suite #121 Indiana, Pennsylvania 1570 I